

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2019

David Melcon
Chief Financial Officer and Investor Relations Officer
Telefonica Brasil S.A.
Av. Eng° Luís Carlos Berrini, 1376 - 28° andar
São Paulo, S.P.
Federative Republic of Brazil

>   **Re: Telefonica Brasil S.A.**
>   **Form 20-F for the Year Ended December 31, 2018**
>   **Filed February 21, 2019**
>   **File No. 001-14475**

Dear Mr. Melcon:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2018

Item 8. Financial Information
Legal Proceedings (Civil Claims), page 99

1.   Tell us how you considered disclosure of Perseverance's legal and compensatory claims against Telefonica Vivo, the Company's counterclaims and recent case developments pursuant to the requirements for Item 8.A.7 of the Form 20-F.

19) Provisions and Contingencies
c.3.2) Civil contingencies assessed as possible losses, page F-40

2.   We note various newspaper articles referring to a Superior Court of Justice decision against Telefonica Vivo in favor of Perseverance. For example, see https://translate.google.com/translate?hl=en&sl=pt&u=https://www.reporterdiario.com.br/noticia/2587796/ex-revendedor-de-celular-leva-vivo-a-cvm/&prev=search. These articles

discuss a potential charge of up to R $47 billion. In regard to this case, tell us how you considered the guidance in paragraphs 14, 28, 86 and 91 of IAS 37.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Inessa Kessman, Senior Staff Accountant at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Investor Relations